Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-237770

Southern California Gas Company

Final Term Sheet

March 8, 2022

2.950% Notes due 2027

This free writing prospectus relates only to the securities described below and should be read together with Southern California Gas Company’s preliminary prospectus supplement dated March 8, 2022 (the “Preliminary Prospectus Supplement”), the accompanying prospectus dated September 14, 2020 and the documents incorporated and deemed to be incorporated by reference therein.

Issuer:	Southern California Gas Company (the “Company”)

Anticipated Ratings[1]:	A2 (stable) by Moody’s Investors Service
A (negative) by S&P Global Ratings
A+ (stable) by Fitch Ratings

Trade Date:	March 8, 2022

Settlement Date:	March 14, 2022 (T+4)

Securities Offered:	2.950% Notes due 2027

Aggregate Principal Amount Offered:	$700,000,000

Interest Payment Dates:	April 15 and October 15, commencing October 15, 2022

Coupon:	2.950% per annum, accruing from March 14, 2022

Maturity:	April 15, 2027

Yield to Maturity:	3.051%

Spread to Benchmark Treasury:	+125 basis points

Benchmark Treasury:	1.875% due February 28, 2027

Benchmark Treasury Yield:	1.801%

Optional Redemption Provision:	At the Company’s option, prior to March 15, 2027 (the “Par Call Date”), make-whole call at Treasury Rate (as defined in the Preliminary Prospectus Supplement) +20 basis points. At the Company’s option, on and after the Par Call Date, at 100% of the principal amount. See the Preliminary Prospectus Supplement for the definition of “Treasury Rate” and for further terms and provisions applicable to optional redemption.

[1]	Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Price to Public:	99.525%, plus accrued interest, if any

CUSIP:	842434 CW0

ISIN:	US842434CW01

Total Net Proceeds:	Approximately $692.5 million, after deducting the underwriting discount but before deducting the Company’s estimated offering expenses.

Joint Book-Running Managers:	Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
J.P. Morgan Securities LLC
Wells Fargo Securities, LLC
Samuel A. Ramirez & Company, Inc.

Co-Managers:	Cabrera Capital Markets LLC
MFR Securities, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Barclays Capital Inc. toll-free at 1-888-603-5847, by calling Credit Suisse Securities (USA) LLC toll-free at (800) 221-1037, by calling Deutsche Bank Securities Inc. toll-free at (800) 503-4611, by calling J.P. Morgan Securities LLC collect at (212) 834-4533 or by calling Wells Fargo Securities, LLC toll-free 1-800-645-3751.

Any legends, disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such legends, disclaimers or other notices have been automatically generated as a result of this communication having been sent via Bloomberg or another system.

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